UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

NOODLES & COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

David McPherson

Catterton-Noodles, LLC

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105

1	Name of Reporting Persons. J. Michael Chu

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,032,245*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,032,245*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,032,245*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.9%**

14	Type of Reporting Person (See Instructions) IN

 *              Consists of (i) 8,083,374 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”) held of record by Catterton-Noodles, LLC, a Delaware limited liability company (“Catterton Noodles”), (ii) warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35, and (iii) 35,078 shares of Class A Common Stock held of record by Catterton Management Company, L.L.C. (“Catterton Management”). CP6 Management, L.L.C., a Delaware limited liability company (“CP6”), is the manager of Catterton Noodles. The management of CP6 is controlled by a managing board. J. Michael Chu is a member of the management board of CP6 and Catterton Management. By virtue of these relationships, Mr. Chu may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and Catterton Management. Mr. Chu disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles, Catterton Management or CP6.

**          The percentage is calculated based upon 45,712,257 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 43,798,464 outstanding shares of Class A Common Stock as reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) with the Securities and Exchange Commission on July 23, 2018, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Scott A. Dahnke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,032,245*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,032,245*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,032,245*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.9%**

14	Type of Reporting Person (See Instructions) IN

 *              Consists of (i) 8,083,374 shares of Class A Common Stock held of record by Catterton Noodles, (ii) warrants held by Catterton Noodles which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35 and (iii) 35,078 shares of Class A Common Stock held of record by Catterton Management. CP6 is the manager of Catterton Noodles. The management of CP6 is controlled by a managing board. Scott A. Dahnke is a member of the management board of CP6 and Catterton Management. By virtue of these relationships, Mr. Dahnke may be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and Catterton Management. Mr. Dahnke disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles, Catterton Management or CP6.

**          The percentage is calculated based upon 45,712,257 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 43,798,464 outstanding shares of Class A Common Stock as reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) with the Securities and Exchange Commission on July 23, 2018, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. CP6 Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,997,167*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,997,167*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,997,167*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%**

14	Type of Reporting Person (See Instructions) OO

 *              Consists of (i) 8,083,374 shares of Class A Common Stock held of record by Catterton Noodles and (ii) warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35. CP6 is the manager of Catterton Noodles.

**          The percentage is calculated based upon 45,712,257 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 43,798,464 outstanding shares of Class A Common Stock as reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) with the Securities and Exchange Commission on July 23, 2018, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Catterton-Noodles, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,997,167*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,997,167*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,997,167*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%**

14	Type of Reporting Person (See Instructions) PN

 *              Consists of (i) 8,083,374 of Class A Common Stock held of record by Catterton Noodles and (ii) warrants held by Catterton Noodles, which are immediately exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

**          The percentage is calculated based upon 45,712,257 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 43,798,464 outstanding shares of Class A Common Stock as reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) with the Securities and Exchange Commission on July 23, 2018, and (ii) outstanding warrants, which are immediately exercisable for the purchase of up to 1,913,793 shares Class A Common Stock.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends (i) the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017 (the “Original Schedule 13D”), (ii) Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 12, 2017 (“Amendment No. 1”) and (iii) Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 30, 2018 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”).  The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 remain in full force and effect, except as specifically amended by this Amendment No. 3.  The Schedule 13D relates to shares of the Class A Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(c)               On July 26, 2018, Catterton Noodles sold 2,477,842 shares of Class A Common Stock, at a price of $10.00 per share, pursuant to an underwritten offering (the “Offering”) in which the Issuer sold 2,500,000 shares of Class A Common Stock and Catterton Noodles along with certain other selling stockholders of the Issuer sold 6,000,000 shares of Class A Common Stock in the aggregate, and pursuant to which Catterton Noodles provided the underwriters a 30-day option to purchase up to 526,541 additional shares of Class A Common Stock from Catterton Noodles (the “Over-Allotment Option”). On August 2, 2018, the underwriters exercised the Over-Allotment Option in full.

Upon completion of the Offering and the exercise of the Over-Allotment Option, Catterton Noodles beneficially owned 9,997,167 shares of Class A Common Stock in the aggregate, including immediately exercisable warrants for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35.

CP6 is the manager of Catterton Noodles. By virtue of this relationship, CP6 is deemed to beneficially own the 9,997,167 shares of Class A Common Stock held of record by Catterton Noodles.

The management of CP6 is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are members of the management board. By virtue of this relationship, Mr. Chu and Mr. Dahnke could be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles. In addition, Mr. Chu and Mr. Dahnke may be deemed to beneficially own an additional 35,078 shares of Class A Common Stock directly owned by Catterton Management. As a result, Mr. Chu and Mr. Dahnke may be deemed to beneficially own 10,032,245 shares of Class A Common Stock in the aggregate. Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles, Catterton Management or CP6.

Based on 45,712,257 outstanding shares of Class A Common Stock, which was derived from the sum of (i) 43,798,464 outstanding shares of Class A Common Stock as reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) with the Securities and Exchange Commission on July 23, 2018, and (ii) outstanding warrants, which are immediately exercisable for 1,913,793 shares Class A Common Stock, (A) Catterton Noodles and CP6 beneficially owned shares of Class A Common Stock representing approximately 21.9% of the Class A Common Stock and (B) Mr. Chu and Mr. Dahnke may be deemed to have beneficially owned shares of Class A Common Stock representing approximately 21.8% of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton—Noodles, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person